October 31, 2006

By Overnight Delivery

Facsimile Transmittal and

EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7410

Attention:	Mr. Rufus Decker, Accounting Branch Chief
Division of Corporation Finance

Re:	Albemarle Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Forms 10-Q for the Quarters Ended March 31, 2006 and June 30, 2006
File No. 1-12658

Dear Mr. Decker,

As Senior Vice President, General Counsel and Secretary of Albemarle Corporation, a Virginia corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to Mr. Richard J. Diemer, Jr., Senior Vice President and Chief Financial Officer, dated October 17, 2006 (the “Commission Comment Letter”). When used in this letter, the “Company,” “we,” “us,” and “our” refer to Albemarle Corporation.

Set forth below are the responses of the Company to the comments of the Staff. For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Commission Comment Letter, and is followed by the corresponding response of the Company.

Certain portions of the Company’s responses below are provided in disclosure type format as requested by the Staff. The bolded portions of these responses represent modifications to the current disclosures in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”) to comply with the Staff’s request.

Securities and Exchange Commission

October 31, 2006

Form 10-K for the year ended December 31, 2005

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Response

In response to the Staff’s comment, where a comment below requests additional disclosures or other revisions to be made, we will provide the Staff in our response what the revisions will look like. These revisions will be included in our future filings, including our interim filings where applicable.

Financial Statements

Note 6 – Property, Plant and Equipment, page 51

2.	The range of useful lives currently disclosed of 3 to 60 years for machinery and equipment is very broad. Please breakout the machinery and equipment line item into smaller and more meaningful components and separately disclose the range of useful lives for each new machinery and equipment category presented. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range. For any machinery and equipment with useful lives greater than 30 years, please provide us with a description of the machinery and equipment. Please also help us understand how you determined the appropriate useful life of this machinery and equipment, including how you determined the assets would provide economic benefit to you for this period.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, machinery and equipment items that exceed depreciable lives of 30 years are enumerated below and include their estimated useful lives and gross book values.

1)	Long-term mineral rights and equipment costs, useful lives 7 to 60, gross book value - $54.4 million

a)	Initial payments for brine field mineral leases, useful lives – 60 years, gross book value – $19.7 million

b)	Brine well drilling and construction costs, useful lives – 7 to 40 years, gross book value – $33.1 million

c)	Brine field deeds – useful lives – 15 years, gross book value – $1.6 million

2)	Liquid Chemical Storage Tanks – useful lives - 39 years, gross book value - $0.3 million

Securities and Exchange Commission

October 31, 2006

The following is a discussion of each item above.

Item 1a) above relates to the initial payments to secure brine field mineral leases in Magnolia, Arkansas, for an indefinite period of time. These liquid brine reserves are extracted from the ground and used as a raw material in the Company’s production of bromine. The Company depreciates these mineral lease amounts over 60 years based on the estimated life of the brine field. The Company determines this estimated life using empirical evidence, which reflects experience as the Company has been operating in these fields since 1967, and is based upon periodic third party reserve studies.

Item 1b) above relates to drilling and construction costs of brine field wells and includes such costs as project engineering, well drilling, well casings and tubing installation, production pumps and motors, and well instrumentation. The Company depreciates the drilling and construction cost of each well depending on how long each well is expected to last. Estimated lives of the wells, which vary between 7 to 40 years, are based on how long comparable wells have lasted in the past and based on internal engineering estimates. The Company has been drilling wells in these fields since 1967 and has extensive operational data on each well and its estimated life. The majority of these wells were drilled before 1976 and are currently still operational and producing. Brine wells with estimated useful lives greater than 30 years have an approximate gross book value of $5.5 million.

Item 1c) above relates to brine field deeds associated with tracts of land in or around the Magnolia Brine Field. The estimated life assigned to these assets is based on prior production experience with these tracts of land.

Item 2) above relates to certain tanks located at our production plants which hold specific liquid chemicals. The estimated depreciable lives of these tanks are estimated based on the type of chemical contained in the tank and its estimated usage. Internal engineering estimates are used to derive the estimated lives based on past experience.

In order to provide a more detailed Property Plant and Equipment disclosure we will provide in future Form 10-K filings the following disclosure - (items in bold are in addition to previous disclosures).

Property, plant and equipment, at cost, consists of the following:

	2005	2004
Land	$50,395	$61,964
Land improvements	39,699	40,972
Buildings	167,053	149,628
Machinery and equipment	1,810,899	1,711,764
Machinery and equipment under capital lease	24,652	—
Long-term mineral rights and production equipment costs	54,376	54,356
Construction in progress	47,804	45,901

Total	$2,194,878	$2,064,585

Securities and Exchange Commission

October 31, 2006

The cost of property, plant and equipment, including machinery and equipment under capital lease, is depreciated, generally by the straight-line method, over the following useful lives: land improvements—5 to 30 years; buildings—10 to 45 years; machinery and equipment—3 to 39 years; and long-term mineral rights and production equipment costs — 7 to 60 years.

Interest capitalized on significant capital projects in 2005, 2004 and 2003 was $1,167, $400 and $155, respectively, while amortization of capitalized interest (which is included in depreciation expense) in 2005, 2004 and 2003 was $1,069, $1,091 and $1,287, respectively.

As of December 31, 2005, accumulated amortization for assets under capital lease was $3,335.

Note 12 – Commitments and Contingencies, page 60

3.	You disclosed that you believe you are entitled to be fully indemnified by Sanofi Aventis for all liabilities arising from the environmental claims of the French government. You also disclosed that the remediation could be significant if you do not prevail in the arbitration proceeding and the French government requires additional remediation. We remind you that SAB Topic 5:Y states that environmental liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. Given the dispute that appears to exist over the indemnification, please provide additional disclosures regarding the potential losses that could be incurred if you are not fully indemnified. Please also disclose your basis for believing that you are fully indemnified from these liabilities. We also remind you that paragraph 10 of SFAS 5 requires disclosure when there is a reasonable possibility that a loss may have been incurred. Please expand your disclosures in accordance with SFAS 5 and SAB Topic 5:Y.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, please note that on August 31, 2006, the Company and Albemarle Overseas Development Corporation, a wholly owned subsidiary of the Company (“AODC” and, together with AODC, the “Sellers”), entered into a Share Purchase Agreement, dated August 31, 2006 (the “Agreement”), pursuant to which the Sellers transferred all of the capital stock of Albemarle France SAS (“ASAS”) to International Chemical Investors S.A. (“ICIG”) for nominal consideration (the “Transaction”). ASAS owns all of the capital stock of Albemarle PPC SAS, which is the operator of a chemical facility in Thann, France. On September 1, 2006, we filed a Current Report on Form 8-K with respect to this transaction. A copy of the Agreement will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the third quarter ended September 30, 2006 (the “Third-Quarter 10-Q”).

Securities and Exchange Commission

October 31, 2006

As of December 31, 2005, the Company had expensed all of the costs which it had incurred related to environmental remediation at the Thann site (a limited pump and treat operation) and had recorded a corresponding receivable for such amounts (with an offsetting bad debt allowance). This was appropriate in that the Company reasonably believed that Sanofi Aventis was legally required to reimburse the Company for such amounts pursuant to the terms of the 1992 Stock Purchase Agreement. None of these amounts were material in any quarter in which they were recorded, and as of December 31, 2005, March 31, 2006 and June 30, 2006, respectively, there were no other known liabilities to record or disclose given the fact that there were no existing legal requirements for further remediation. Pursuant to the terms of the Agreement, because ICIG acquired all of the capital stock of both ASAS and Albemarle PPC SAS, all liabilities of Albemarle PPC SAS, including, without limitation, any current or future environmental liabilities, were transferred to ICIG. In accordance with the Agreement, the Company no longer has exposure to liabilities arising from the environmental claims of the French government or any remediation obligations. Due to the Agreement, the Company will provide the following disclosure in the Third-Quarter 10-Q under Part II., Item 1, “Legal Proceedings” (items in bold are in addition to previous disclosure):

“On April 2, 2004, Albemarle Overseas Development Company, or AODC, one of our wholly owned subsidiaries, initiated a Request for Arbitration against Aventis S.A., the predecessor in interest to Sanofi Aventis, or Aventis, through the International Chamber of Commerce, International Court of Arbitration, Paris, France, or the ICC. The dispute arose out of a 1992 Stock Purchase Agreement, or Agreement, between AODC and a predecessor to Aventis under which 100% of the stock of Potasse et Produits Chimiques, S.A., now known as Albemarle PPC, or APPC, was acquired by AODC. The dispute relates to a chemical facility in Thann, France, owned by APPC, where the French government has required a detailed risk study of groundwater contamination. In 2005 and 2006, the French government instructed APPC to conduct a number of additional tests and studies and take certain measures with respect to the containment of certain contamination at, and the emission of certain materials from, the facility. By reason of certain intervening assignments of rights, Albemarle France SAS, or Albemarle France, another wholly owned subsidiary of Albemarle Corporation, was substituted for AODC as the party in interest in the arbitration. On August 31, 2006, pursuant to a Share Purchase Agreement, we transferred to International Chemical Investors S.A. all of the outstanding stock of Albemarle France and its subsidiary, AAPC, together with all related assets and liabilities, including the facility at Thann, France, all environmental matters related thereto, and the arbitration pending against Aventis.

In addition, we are involved from time to time in legal proceedings of types regarded as common in our businesses, particularly administrative or judicial proceedings seeking remediation under environmental laws, such as Superfund, products liability and premises liability litigation. We maintain a financial accrual for these proceedings that includes defense costs and potential damages, as estimated by our general counsel. We also maintain insurance to mitigate certain of such risks.”

Securities and Exchange Commission

October 31, 2006

Form 10-Q for the period ended June 30. 2006

General

4.	Please address the comments above in your interim filings as well.

Response

In response to the Staff’s comment, we will address the comments above in our future interim filings.

* * * *

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 788-6043.

Sincerely,

/s/ Luther C. Kissam, IV

Luther C. Kissam, IV

Senior Vice President, General Counsel

and Secretary

cc:	Mr. Richard J. Diemer
Mr. John Owen Gwathmey
Mr. David I. Meyers